SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A
(Amendment No. 17)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation
(Name of Issuer)

Class A Common Stock
(Title of Series of Securities)

18538Q 10 5
(CUSIP number)

Cary I. Klafter
Vice President and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080

Copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5300
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q 10 5	13D/A

1		name of reporting persons s.s. or i.r.s. identification nos. of above persons Intel Corporation 94-1672743
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6		citizenship or place of organization Delaware
number of shares	7	sole voting power
beneficially owned by	8	shared voting power 94,076,878*
each reporting	9	sole dispositive power
person with	10	shared dispositive power 94,076,878*
11		aggregate amount beneficially owned by each reporting person 94,076,878*
12	check box if the aggregate amount in row (11) excludes certain shares	☒**
13		percent of Series represented by amount in row (11) 12.4% *
14		type of reporting person CO

*
See discussion in Items 4 through 6 of that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012, that certain Amendment No. 15 filed on October 5, 2012, that certain Amendment No. 16 filed on October 19, 2012  and this Amendment No. 17.  As more fully described in the responses to Items 4 through 6 therein, the Reporting Person and certain other beneficial owners of Class A Common Stock identified therein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described therein.  Neither the filing of this Statement on Schedule 13D nor any amendment thereto nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein and therein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Statement on Schedule 13D, as amended to date.

This Amendment No. 17 amends and supplements that certain Statement on Schedule 13D filed on December 8, 2008, as amended by that certain Amendment No. 1 filed on February 27, 2009, that certain Amendment No. 2 filed on November 13, 2009, that certain Amendment No. 3 filed on December 22, 2009, that certain Amendment No. 4 filed on December 6, 2010, that certain Amendment No. 5 filed on December 14, 2010, that certain Amendment No. 6 filed on May 11, 2011, that certain Amendment No. 7 filed on May 23, 2011, that certain Amendment No. 8 filed on May 31, 2011, that certain Amendment No. 9 filed on December 16, 2011, that certain Amendment No. 10 filed on February 29, 2012, that certain Amendment No. 11 filed on March 14, 2012, that certain Amendment No. 12 filed on April 13, 2012, that certain Amendment No. 13 filed on June 19, 2012, that certain Amendment No. 14 filed on September 14, 2012, that certain Amendment No. 15 filed on October 5, 2012, and that certain Amendment No. 16 filed on October 19, 2012 (collectively, the “Schedule 13D”), by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 17 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under the new headings “Closing of the Eagle River Transaction” and “Merger”, respectively:

Closing of the Eagle River Transaction

On December 12, 2012, Eagle River filed a Statement on Schedule 13D (the “Eagle River Schedule 13D”), and on December 13, 2012, the Sprint Entities filed a Statement on Schedule 13D (together with the Eagle River Schedule 13D, the “Eagle River Transaction Schedule 13Ds”), in each case stating that Eagle River and the Sprint Entities consummated the transactions contemplated by the Eagle River ROFO Notice and Sprint Response Letter (the “Eagle River Transaction”) on December 11, 2012. The Interests were purchased by SN UHC 1, Inc., a Delaware corporation (“SN UHC” and, together with the other Sprint Entities, the “Sprint Entities”), an indirect wholly-owned subsidiary of Sprint and, thus, a permitted designee of Sprint HoldCo under the Equityholders’ Agreement and Operating Agreement, pursuant to an election exercised by Sprint HoldCo pursuant to a notice (the “Election Letter”) and assignment and assumption agreements (the “Assignment and Assumption Agreements”) delivered to Clearwire in accordance with the terms of the Equityholders’ Agreement. According to the Eagle River Schedule 13D, Eagle River continues to hold certain warrants, which, upon the exercise thereof, entitle the holder to receive 375,000 shares of Class A Common Stock.

As a result of the Eagle River Transaction, according to the terms of the Equityholders’ Agreement described in Item 6 of the Schedule 13D, Eagle River no longer has the right to elect a director of Clearwire, and may no longer be deemed a member of the “group” under Section 13(d) of the Act with the Sprint Entities, the Comcast Entities, the BHN Entities and the Intel Entities, as more fully described in Item 5(a)-(b) of the Schedule 13D.

For more information regarding the Eagle River Transaction, please refer to the Eagle River Transaction Schedule 13Ds.  The Election Letter and Assignment and Assumption Agreements are filed as Exhibits 99.17 through Exhibit 99.19 hereto, respectively.

Merger

Merger Agreement

On December 17, 2012, Sprint and Collie Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sprint (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Clearwire, pursuant to which, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into Clearwire, with Clearwire surviving the merger as a wholly owned subsidiary of Sprint (the “Merger”).  Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of Class A Common Stock (other than any shares owned by Sprint, SoftBank Corp. or any of their respective subsidiaries) will be cancelled and will be converted automatically into the right to receive $2.97 per share in cash, without interest.

For more information regarding the Merger and the Merger Agreement, please refer to Item 4 of Amendment No. 1 to the Statement on Schedule 13D filed on December 19, 2012 (the “Sprint 13D Amendment”) by the Sprint Entities and SN UHC 1.  The Merger Agreement is filed as Exhibit 99.20 hereto.

The Merger Agreement has been filed as an exhibit hereto to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Sprint, Clearwire or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Sprint, Clearwire or any of their respective affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a disclosure letter that Clearwire has provided to Sprint. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of Clearwire, Sprint or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sprint’s, Clearwire’s or the Reporting Person’s public disclosures.

Irrevocable Exchange Agreement

In connection with the Merger Agreement, Intel Entity A, as a holder of Class B Common Stock (together with the corresponding Clearwire Communications Class B Common Interests, the “Class B Interests”), entered into an Irrevocable Exchange Agreement (the “Irrevocable Exchange Agreement”), pursuant to which Intel Entity A has elected to irrevocably exchange, immediately prior to the Effective Time, all of its Class B Interests into shares of Class A Common Stock, which will then be cancelled and converted automatically into the right to receive the Merger Consideration at the Effective Time pursuant to the Merger.

The Irrevocable Exchange Agreement will terminate upon the earliest to occur of (x) the Effective Time, (y) the termination of the Merger Agreement in accordance with its terms, or (z) the written agreement of Intel Entity A, Clearwire and Sprint. In addition, Intel has the right to terminate the Irrevocable Exchange Agreement upon certain amendments to the Merger Agreement, the Note Purchase Agreement (as defined below) or certain related agreements.

The foregoing description of the Irrevocable Exchange Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Exchange Agreement, which is filed as Exhibit 99.21 hereto and is incorporated herein by reference.

Voting and Support Agreement

In connection with the Merger Agreement, each of the Intel Entities, Comcast LLC and BHN Spectrum (collectively, the “Voting Agreement Stockholders”) have entered into a voting and support agreement with Clearwire (the “Voting Agreement”) under which the Voting Agreement Stockholders have each agreed to vote their shares of Common Stock, among other things, in favor of approving and adopting the Merger Agreement, in favor of the matters to be voted upon by Clearwire’s stockholders pursuant to the Note Purchase Agreement (as defined below), in favor of any proposal to adjourn or postpone the stockholders’ meeting held to approve and adopt the Merger Agreement, and against other acquisition proposals. In addition, the Voting Agreement Stockholders have agreed not to transfer shares of Common Stock owned by them prior to Clearwire obtaining the requisite approval of the stockholders of Clearwire to adopt the Merger Agreement (“Clearwire Stockholder Approval”), subject to certain exceptions. The Voting Agreement also contains certain consents and waivers by the Voting Agreement Stockholders pursuant to the Equityholders’ Agreement and the Operating Agreement with respect to the Merger and the related transactions, including the issuance of the Interim Notes (as defined below). Sprint is an express third party beneficiary of the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (x) the Effective Time, (y) the termination of the Merger Agreement in accordance with its terms, or (z) the written agreement of all the Voting Agreement Stockholders, Clearwire and Sprint. In addition, each Voting Agreement Stockholder will have the right to terminate the Voting Agreement as to itself upon certain amendments to the Merger Agreement, the Note Purchase Agreement or certain related agreements, the failure to obtain the Clearwire Stockholder Approval at the Clearwire stockholders meeting, or upon Sprint terminating its pending merger with Softbank Corp. and certain of its affiliates (the “Softbank Transaction”) in order to enter into an alternative transaction. The Voting Agreement Stockholders own in the aggregate 191,055,450 shares (or approximately 13%) of the Common Stock.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.23 hereto and is incorporated herein by reference.

Agreement Regarding Right of First Offer

Sprint and Sprint HoldCo have also entered into an agreement (the “ROFO Agreement”) with the Voting Agreement Stockholders under which (i) if the Merger Agreement is terminated due to the failure of the Clearwire stockholders to approve the Merger and (ii) either (a) the SoftBank Transaction has been consummated or (b) the SoftBank Transaction shall have been terminated by Sprint in order for Sprint to enter into an alternative transaction and such alternative transaction shall have been consummated, then each such Voting Agreement Stockholder will, upon the later to occur of the events described in (i) or (ii), deliver a right of first offer notice to the other Equityholders that are party to the Equityholders’ Agreement pursuant to the terms of the Equityholders’ Agreement, to offer to sell all of the equity securities of Clearwire and Clearwire Communications such entity owns at a price per share equal to the merger consideration under the Merger Agreement. Sprint will then be obligated to elect to purchase all such equity securities in any such notice. The Voting Agreement Stockholders have agreed not to exercise their respective purchase rights with respect to any such notice it receives from the other Voting Agreement Stockholders. The ROFO Agreement will terminate upon the occurrence of certain events, including at the election of each Voting Agreement Stockholder if the SoftBank Transaction shall have been terminated by Sprint in order for Sprint to enter into an alternative transaction.

The foregoing description of the ROFO Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the ROFO Agreement, which is filed as Exhibit 99.24 hereto and is incorporated herein by reference.

Note Purchase Agreement, Interim Notes Registration Rights Agreement, Indenture and Stock Delivery Agreement

In connection with the Merger Agreement, on December 17, 2012, Sprint entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Clearwire, Clearwire Communications and Clearwire Finance Inc. (together with Clearwire Communications, the “Clearwire Issuers”) pursuant to which Sprint has agreed to purchase from the Clearwire Issuers up to an aggregate principal amount of $800 million of 1.00% Exchangeable Notes due 2018 (the “Interim Notes”), upon the request of Clearwire, in monthly $80 million installments on the first business day of each month beginning January 2013.  In connection with the Note Purchase Agreement, Sprint agreed to a form of registration rights agreement (the “Interim Notes Registration Rights Agreement”), a form of indenture (the “Indenture”) and a form of stock delivery agreement (the “Stock Delivery Agreement”) with Clearwire, the Clearwire Issuers and the guarantors of the Interim Notes, each to be entered into upon the first issuance of the Interim Notes.

For more information regarding the Note Purchase Agreement, the Interim Notes Registration Rights Agreement, the Indenture and the Stock Delivery Agreement, please refer to Item 4 of the Sprint 13D Amendment.  The Note Purchase Agreement, the Interim Notes Registration Rights Agreement, the Indenture and the Stock Delivery Agreement are filed as Exhibits 99.25 through 99.28 hereto, respectively.

Amendments to Equityholders’ Agreement

In connection with the Merger Agreement, on December 17, 2012, Sprint HoldCo, SN UHC 1, Eagle River, the Intel Entities, Middlefield Ventures, Inc. and Comcast, as strategic investor representative, entered into a Second Amendment to the Equityholders’ Agreement (the “Second Amendment”), pursuant to which the Equityholders’ Agreement was terminated with respect to Eagle River, except with respect to certain provisions that survive the Second Amendment. Consequently, as a result of the execution and delivery of the Second Amendment, Eagle River is no longer deemed an “Equityholder ” under the Equityholders’ Agreement. Subsequently, on December 17, 2012, Sprint HoldCo, SN UHC 1, the Intel Entities, Middlefield Ventures, Inc. and Comcast, as strategic investor representative, entered into a Third Amendment to the Equityholders’ Agreement (the “Third Amendment”), pursuant to which such parties agreed, among other things, to amend the definition of “Percentage Interest” in the Equityholders’ Agreement, and make other conforming changes, so that any Class A Common Stock or Class B Interest issued by Clearwire to Sprint or any of its affiliates in connection with the Note Purchase Agreement will not be taken into account with respect to calculations determining board representation, preemptive, tag-along and other rights of the Equityholders under the Equityholders’ Agreement.

The foregoing descriptions of the Second Amendment and Third Amendment are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the Second Amendment and Third Amendment, which are filed as Exhibit 99.29 and Exhibit 99.30 hereto, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a)-(b)

The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of December 20, 2012, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 94,076,878 shares of Class A Common Stock that are beneficially owned as follows:

•
28,432,066 shares of Class A Common Stock that are beneficially owned as follows: 25,098,733 shares of Class A Common Stock that are held of record by Intel Capital and 3,333,333 shares of Class A Common Stock that are held of record by Intel Cayman; and

•	65,644,812 shares of Class A Common Stock that are beneficially owned as follows: 65,644,812 shares of Class B Common Stock and Class B Common Units that are held of record by Intel Entity A.

Each share of Class B Common Stock, together with one Class B Common Unit, is exchangeable at any time at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer. In connection with the Merger Agreement, Intel Entity A entered into an Irrevocable Exchange Agreement  pursuant to which Intel Entity A has elected to irrevocably exchange, immediately prior to the Effective Time, all of its Class B Interests into shares of Class A Common Stock.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6 of the Schedule 13D), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 94,076,878 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Amendment No. 17:

•	739,010,818 shares of Class A Common Stock that are beneficially owned by the Sprint Entities as reported on the Statement on Schedule 13D filed on December 19, 2012 by the Sprint Entities;

•	88,504,132 shares of Class A Common Stock that are beneficially owned by the Comcast Entities as reported on the Statement on Schedule 13D filed on December 19, 2012 by the Comcast Entities; and

•	8,474,440 shares of Class A Common Stock that are beneficially owned by the BHN Entities as reported on the Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities.

As described in Items 4 and 6 of this Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors and the Voting Agreement includes a voting agreement under which the Equityholders and their respective affiliates agree to vote their shares of Common Stock to support the Merger. The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any shares of the Class A Common Stock as of the date of filing of this Amendment No. 17.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Class A Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(e) is hereby amended and supplemented by adding the following information:

(e) As reported in the Statement on Schedule 13D filed by Eagle River on December 12, 2012, effective as of December 11, 2012, Eagle River ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.17
Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012 (incorporated herein by reference to Exhibit 99.47 of the Statement on Schedule 13D, filed on December 13, 2012, by the Sprint Entities)

99.18
Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012 (incorporated herein by reference to Exhibit 99.48 of the Statement on Schedule 13D, filed on December 13, 2012, by the Sprint Entities)

99.19
Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012 (incorporated herein by reference to Exhibit 99.49 of the Statement on Schedule 13D, filed on December 13, 2012, by the Sprint Entities)

99.20
Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.21
Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A (incorporated herein by reference to Exhibit 10.6 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.22
Consent and Agreement, dated as of December 17, 2012, by and among Softbank Corp., Starburst II, Inc. and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.53 of the Amendment No. 1 to the Statement on Schedule 13D filed on December 19, 2012 by the Sprint Entities)

99.23
Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications LLC, as applicable (incorporated herein by reference to Exhibit 10.5 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.24
Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications LLC, as applicable (incorporated herein by reference to Exhibit 99.55 of the Amendment No. 1 to the Statement on Schedule 13D filed on December 19, 2012 by the Sprint Entities)

99.25
Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications LLC and Collie Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.26
Form of Registration Rights Agreement, by and among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.25)

99.27
Form of Indenture, by and among the Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and [Wilmington Trust, National Association], as trustee (included in Exhibit 99.25)

99.28	Form of Stock Delivery Agreement, by and among Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.25)

99.29
Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 10.7 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.30
Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 10.8 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2012	INTEL CORPORATION
	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:	/s/ A. Douglas Melamed
A. Douglas Melamed
Senior Vice President,
General Counsel

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Andy D. Bryant	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Principal, Deck3 Ventures LLC	2494 Sand Hill Road, Suite 200 Menlo Park, CA 94025	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay Inc.	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, REH Advisors LLC	2001 K Street, NW Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

Frank D. Yeary	Vice Chancellor University of California, Berkeley	200 California Hall #1500 Berkeley, CA 94720	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
David Perlmutter	Executive Vice President General Manager, Intel Architecture Group Chief Product Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Renee J. James	Executive Vice President General Manager, Software and Services Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Senior Vice President General Manager, Sales and Marketing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Brian M. Krzanich	Executive Vice President Chief Operating Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

A. Douglas Melamed	Senior Vice President General Counsel	200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Executive Vice President Chief Financial Officer, Director of Corporate Strategy	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.